Filed with the U.S. Securities and Exchange Commission on December 15, 2021

Securities Act File No. 333-255986

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 2

PIMCO DYNAMIC INCOME FUND

(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019

(Address of Principal Executive Offices)

(844) 337-4626

(Registrant’s Telephone Number, Including Area Code)

Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

(Name and Address of Agent for Service)

Copies of Communications to:

David C. Sullivan, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

EXPLANATORY NOTE

This Post-Effective Amendment is being filed solely to file as an exhibit the final opinion of Ropes & Gray LLP supporting the tax consequences of the reorganizations (Exhibit 12 to Item 16) of this Registration Statement on Form N-14. This Post-Effective Amendment will become effective automatically upon filing with the Commission pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

The Proxy Statement/Prospectus and Statement of Additional Information is incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on June 30, 2021, as supplemented (File No. 333-255986).

PART C

OTHER INFORMATION

Item 15. Indemnification

Reference is made to Article VIII, Sections 1 through 4, of the Registrant’s Amended and Restated Agreement and Declaration of Trust.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Amended and Restated Agreement and Declaration of Trust, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

(1) Charter of Registrant

a.	Amended and Restated Agreement and Declaration of Trust dated May 7, 2012. (1)
b.	Notice of Change of Trustee and Principal Address dated September 5, 2014. (2)
c.	Notice of Change of Trustees dated January 16, 2019. (3)
d.	Notice of Change of Trustee dated January 8, 2020. (5)
e.	Notice of Change of Trustees dated July 9, 2020. (5)
f.	Notice of Change of Trustees dated January 29, 2021. (7)
g.	Notice of Change of Trustees dated June 29, 2021. (11)

(2) By-laws

a.	Amended and Restated Bylaws of Registrant dated May 7, 2012. (1)

(3) Voting Trust Agreement – None

(4) Agreement of Reorganization

a.	Form of Agreement and Plan of Reorganization – Filed as an Appendix to the Proxy Statement/Prospectus.

(5) Instruments Defining the Rights of Holders of the Securities being Registered

a.	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust. (1)
b.	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant. (1)
c.	Form of Share Certificate of the Common Shares. (1)

(6) Investment Advisory Contracts

a.	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated September 5, 2014. (2)

b.	Investment Management Agreement between PDILS I LLC and PIMCO Investment Management Company LLC dated May 8, 2018. (3)

(7) Distribution Contracts

a.	Amended & Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC dated November 8, 2019. (4)
b.	Amendment dated January 8, 2020 to Amended & Restated Sales Agreement between Registrant and JonesTrading Institutional Services LLC. (5)

(8) Bonus or Profit Sharing Contracts – None

(9) Custodian Agreements

a.	Custodian Agreement between Registrant and State Street Bank & Trust Co. dated April 16, 2012. (2)
b.	Amendment to Custodian Agreement between Registrant and State Street Bank & Trust Co. dated September 5, 2014. (2)

(10) Rule 12b-1 and Rule 18f-3 Plans – None

(11) Opinion of Counsel Regarding Legality of the Securities Being Registered. (11)

(12) Tax Opinion. (12)

(13) Other Material Contracts

a.	Transfer Agency Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016. (2)
b.	Amendment to Transfer Agency and Registrar Services Agreement dated July 29, 2016. (6)
c.	Amendment to Transfer Agency and Registrar Services Agreement dated December 13, 2018. (3)
d.	Amendment to Transfer Agency and Registrar Services Agreement dated December 15, 2020. (8)
e.	Support Services Agreement between Registrant and PIMCO Investments LLC dated April 4, 2012, as amended May 23, 2012, January 4, 2013 and September 5, 2014. (2)
f.	Offering Expenses Agreement between Registrant and Pacific Investment Management Company LLC dated September 17, 2020. (5)

(14) Other Opinions

a.	Consent of Independent Registered Public Accounting Firm. (11)

(15) Omitted Financial Statements – None

(16) Powers of Attorney

a.	Powers of Attorney for Sarah Cogan, Deborah A. DeCotis, David Fisher, Hans W. Kertess, Joseph B. Kittredge, Jr., John C.Maney, William B. Ogden, IV, Alan Rappaport and Grace Vandecruze. (10)
b.	Power of Attorney for Eric D. Johnson. (3)
c.	Power of Attorney for Bijal Parikh. (7)
d.	Certified Resolution of the Board of Trustees of Registrant. (9)

(17) Additional Exhibits – None

(1) Incorporated by reference to Pre-Effective Amendment No. 3 the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-179887 and 811-22673 (filed on May  11, 2012).

(2) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No.  333-215573 and 811-22673 (filed on March  23, 2017).

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No.  333- 227489 and 811-22673 (filed on November  4, 2019).

(4) Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, Registration No. 333-227489 and 811-22673 (filed on November 14, 2019).

(5) Incorporated by reference to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-250288 and 811-22673 (filed on November 19, 2020).

(6) Incorporated by reference to Post-Effective Amendment No. 2 to PIMCO Income Opportunity Fund Registration Statement on Form N-2, Registration Nos. 333-235485, 811-22121 (filed October 28, 2020).

(7) Incorporated by reference to Pre-Effective Amendment No. 1 to PIMCO Income Opportunity Fund Registration Statement on Form N-2, Registration Nos. 333-248710, 811-22121 (filed February 8, 2021).

(8) Incorporated by reference to the Registrant’s Registration Statement on Form N-14, Registration No. 333-255986 (filed May 10, 2021).

(9) Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, Registration Nos. 333-255986, 811-22673 (filed June 28, 2021).

(10) Incorporated by reference to Pre-Effective Amendment No.  4 to PIMCO Flexible Emerging Markets Income Fund Registration Statement on Form N-2, Registration Nos. 333-254586, 811-23648 (filed July 26, 2021).

(11) Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, Registration Nos. 333-255986 (filed December 8, 2021).

(12) Filed herewith.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145(c)], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganizations within a reasonably prompt time after receipt of such opinions.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston, Massachusetts, on the 15th day of December, 2021.

PIMCO DYNAMIC INCOME FUND

By: Eric D. Johnson*, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
Sarah E. Cogan*	Trustee	December 15, 2021
Deborah A. DeCotis*	Trustee	December 15, 2021
David Fisher*	Trustee	December 15, 2021
Hans W. Kertess*	Trustee	December 15, 2021
Joseph B. Kittredge, Jr.*	Trustee	December 15, 2021
John C. Maney*	Trustee	December 15, 2021
William B. Ogden, IV*	Trustee	December 15, 2021
Alan Rappaport*	Trustee	December 15, 2021
E. Grace Vandecruze*	Trustee	December 15, 2021
Eric D. Johnson*	President (Principal Executive Officer)	December 15, 2021
Bijal Parikh*	Treasurer (Principal Financial and Accounting Officer)	December 15, 2021

*By:	/s/ David C. Sullivan
David C. Sullivan
as attorney-in-fact

*Pursuant to Powers of Attorney.

EXHIBIT INDEX

12	Tax Opinion.